NÖK THERAPEUTICS, INC.

1452 N. US HWY 1, Suite 123

Ormond Beach, FL 32174

November 25, 2024

Vanessa Robertson

Lynn Dicker

Chris Edwards

Alan Campbell

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	NÖK Therapeutics, Inc.

Amendment No. 1 to the Offering Statement on Form 1-A Filed November 7, 2024

File No. 024-12511

Dear Mses. Robertson and Dicker and Messrs. Edwards and Campbell,

We are in receipt of your comment letter dated November 19, 2024 in the above referenced matter and hereby respond to same as follows:

Amendment No. 1 to the Offering Statement on Form 1-A

Risk Factors, page 4

1.	We note your disclosure on page 29 that Mr. Lewis and Mr. Cogley serve as executive officers on a part-time basis. Please include risk factor disclosure discussing their other business activities and the potential conflicts of interest that exist in relation to those other activities.

RESPONSE: We have updated the Form 1-A/A accordingly.

Dilution, page 17

2.	Please revise to indicate that you had a net tangible deficit, not book value, as of June 30, 2024 and revise the line item description in the dilution table. In addition, please tell us how you calculated the as adjusted net tangible book value per share after the offering of $0.86.

RESPONSE: We have amended the Form 1-A/A to correct an error in the calculation formula and have amended the net tangible deficit and adjusted net tangible book value per share. The revised adjusted net tangible book value per share after the offering is calculated based on the following assumptions: The entire offer of 5,000,000 shares is sold at $2.00 with a net result of $10,000,000 raised by the Company. We assumed no increase in other assets or other liabilities.

Business, page 21

3.	We note the disclosure that was added with respect to the product candidate evencaleucel. Please further revise your disclosure to disclose where and when the Phase I clinical trial was conducted, who conducted the trial, how many patients were enrolled in the study and whether you have an active IND with the FDA. Please also disclose how you obtained the rights to develop evencaleucel and the steps necessary to complete development.

RESPONSE: We have updated the Form 1-A/A accordingly.

4.	We note your response to prior comment number 14. Please also disclose the total number of persons employed by the company and indicate the number employed full time.

RESPONSE: We have updated the Form 1-A/A accordingly.

Patents, page 22

5.	We note your response to prior comment number 25. Please clarify your rights with respect to the patents owned by Cellprotect Nordic Pharmaceuticals AB. Please also clearly identify the expiration dates and describe the type of patent protection for the patents described in this section.

RESPONSE: We have updated the Form 1-A/A accordingly.

Liquidity and Capital Resources, page 28

6.	We acknowledge your revised disclosures in response to prior comment 18. Please revise your disclosures to include a discussion of your specific obligations including the long term note payable.

RESPONSE: We have updated the Form 1-A/A accordingly.

Directors and Executive Officers, page 29

7.	Please revise your disclosure regarding the backgrounds of Robert Lewis, Brian Cogley, Bruce Cassidy and Martin Lewis to state, if true, that each of these individuals holds a role with Jabez Biosciences, Inc. Please also identify the companies for which Mr. Lewis serves as a director.

RESPONSE: We have updated the Form 1-A/A accordingly.

Signatures, page 39

8.	Please revise your signature page to identify your principal executive officer.

RESPONSE: We have updated the Form 1-A/A accordingly.

Exhibits

9.	We re-issue prior comment number 26. Please file the form of subscription agreement for the offering and the unsecured note agreement with GoLabs Research and Development LLC as exhibits to the offering statement.

RESPONSE: We have added both agreements to the exhibits list and updated the Form 1-A/A accordingly.

10.	We note the opinion provided by counsel opines that when issued and delivered against payment for subscriptions related thereto the shares will be “freely trading.” Please tell us the basis for this opinion or have counsel remove it from the exhibit.

RESPONSE: We have removed the subject language from the legal opinion.

Respectfully Submitted,

/s/ Robert Lewis
Robert Lewis, President, Chief Executive Officer and Director

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